Exhibit 99.3

Total Enters Deep Offshore Exploration in Cyprus

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Vincent GRANIER

Tel.: + 33 (0) 1 41 35 90 30

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 914 832 865 euros

542 051 180 R.C.S. Nanterre

www.total.com

Paris, February 6, 2013 — Total announces that it has signed two production sharing contracts (PSCs), for Blocks 10 and 11, with the Republic of Cyprus. The PSCs were awarded as part of the second offshore exploration licensing round, launched by the Cypriot government in 2012.

The licenses extend over 2,572 square kilometers and 2,958 square kilometers respectively, southwest of Cyprus, in water depths ranging from 1,000 to 2,500 meters.

The exploration program will begin with seismic surveys.

“We are delighted with this new exploration acreage, where we will be conducting an extensive seismic program, shooting 3D seismic on Block 11 and 2D seismic on Block 10. Each block is targeting a different play”, commented Arnaud Breuillac, Senior Vice President, Middle East at Total Exploration & Production. “This acreage acquisition is aligned with Total’s ambitious exploration strategy focused on new acreage and plays.”

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com